[LOGO OMITTED] Koor Industries Ltd.


KOOR INDUSTRIES LTD. TO ACQUIRE 10% OF ELBIT SYSTEMS AND TO SELL ITS 32% HOLDING IN TADIRAN COMMUNICATIONS

ROSH HA'AYIN, Israel - December 27, 2004 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor"), a leading Israeli investment holding company, announced today that it has signed several purchase and shareholders' agreements; the first with Elbit Systems Ltd. (NASDAQ: ESLT) ("Elbit") to sell Koor's 32% holding in Tadiran Communications (TASE: TDCM) ("Tadiran") for $146 million; the second, with Federmann Enterprises ("Federmann"), to acquire approximately 9.8% of Elbit for $99 million. In addition, Koor and Elbit have agreed, as part of these transactions, to fully support the sale of Koor's 70% holding in Elisra Electronic Systems ("Elisra") to Tadiran.

The transactions are due to be completed in two stages. In the first stage Koor will sell approximately 13.8% of Tadiran to Elbit for $63 million, and will acquire approximately 5.3% of Elbit from Federmann for $53 million. Following completion of the first stage, Koor will hold approximately 18.2% of Tadiran, 5.3% of Elbit and will have the right to appoint a director to Elbit's Board of Directors.

Following completion of the first stage, Tadiran is expected to propose to acquire the 70% of Elisra held by Koor based on an independent valuation of Elisra to be obtained by Tadiran's special committee of the Board of Directors. The transaction is also subject to certain approvals including the approval of Tadiran's Board of Directors and Shareholder's as well as Israel's Anti-Trust Authority.

In the second stage, which will take place after the acquisition of Elisra by Tadiran, Koor will sell its additional 18.2% holding in Tadiran to Elbit for $83 million, and will acquire an additional 4.5% of Elbit's shares from Federmann for $46 million. Following completion of the second, stage Koor will hold approximately 9.8% of Elbit and will have the right to nominate a total of 20% of Elbit's Board of Directors (2 Directors at present), one of which will serve as Vice Chairman of Elbit's Board of Directors.

In the event that the second stage will not be completed within the next sixteen months, then Koor and Elbit Systems will have joint control of Tadiran. The position of Chairman will rotate every two years between Koor and Elbit, whereby Koor will nominate the Chairman for the first two years.

Elbit's acquisition of Tadiran's shares, as well as Tadiran's acquisition of Elisra's shares, are subject to approval of the respective companies' Boards of Directors, shareholders and applicable regulatory authorities, including Israel's Anti-Trust Commissioner.

Commenting on the transaction, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "We are delighted to be entering into a strategic partnership with the Federmann Group as part of the controlling shareholding group in Elbit. It is our belief that a 10% ownership position in Elbit, together with the shareholders' agreements that we have signed with Federmann Enterprises, will benefit Koor".

Danny Biran, President of Koor Industries and Chairman of the Board of Directors of Tadiran Communications and the Elisra Defense Group added: "The current process is a key part of the evolution of Israel's private defense industry in building a strong private defense consortium. Three of Israel's major defense companies will now join forces and have a major role in the domestic and international defense arena. Elbit, Tadiran and Elisra are each prominent players in their field and, by being part of a united group, will be

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able to leverage on each others' core competencies in building Israel's strong private defense group."

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications

About Tadiran Communications
Tadiran Communications develops, manufactures and markets combat-proven military communications solutions. Tadiran's secure and immune military communications systems and equipment serve the armed forces of over 50 countries worldwide. In 2003, Tadiran's annual sales totaled $272 million - 83.4% of which was derived from exports.

About Elisra Defense Group
The Elisra Group comprises Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. The Group designs, develops, manufactures, integrates and supports advanced system solutions for air, sea and land deployment in over 25 countries.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings..